FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE June 14, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on June 14, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that development on the WBJV Project 1 platinum mine is progressing well. The north mine twin declines are now developed to a length of approximately 1,220 metres. An underground drive along the strike of the deposit has now advanced on the Merensky reef for approximately 130 metres with no major offsets. The 1st raise position into the Merensky Reef panel has been reached and the raise will commence shortly. The declines themselves are continuing and turns into development headings targeting mine blocks below the current development level are now underway. Crews are currently achieving the planned advance rates at the north mine.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that development on the WBJV Project 1 platinum mine is progressing well. The north mine twin declines are now developed to a length of approximately 1,220 metres. An underground drive along the strike of the deposit has now advanced on the Merensky reef for approximately 130 metres with no major offsets. The 1st raise position into the Merensky Reef panel has been reached and the raise will commence shortly. The declines themselves are continuing and turns into development headings targeting mine blocks below the current development level are now underway. Crews are currently achieving the planned advance rates at the north mine.

A second set of twin declines at the south mine are being developed into the ore body 1.8 kilometers south of the north mine portal. Advance to date of south mine declines is approximately 60 metres. The development of these declines is progressing slower than anticipated due to poorer ground conditions than expected in the first 50 metres vertical from surface. The south declines are expected to move out of poor near surface conditions in the next month and development rates will improve. As a result of the slower development rates in the south mine and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production has been adjusted by six months to mid-2015. The ramp-up profile for production from this date forward over the following two years is similar to previous projections.

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Surface development is on track. Surface earthworks and lay down areas are well advanced. Major mill components have been ordered. Expected deliveries for all major components remain on schedule. Power and water requirements are expected to be provided as required. Eskom is currently installing transformers for the initial 10MVA service to site. The Company and Eskom are working on a plan to provide the site with a further 10MVA for commissioning and early production requirements, which will be sufficient for all mining and milling operations until the full 40 MVA service is delivered. The operation does not require more than 20 MVA for several years.

The Company is seeing escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies. These escalations have been consistent with those seen in the South African mining industry in general over the last 18 months. The Company’s original cost estimates were modelled at 8 Rand to the US Dollar. With the Rand currently at or near 10 Rand to the dollar these cost escalations are substantially offset in dollar terms and the net effect of escalation and project delays at present is estimated at less than a 10% increase from previous cost estimates. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates.

Qualified Person, Quality Control and Assurance, Verification

R. Michael Jones, P.Eng, (CEO and shareholder), is the non-independent Qualified Person for this press release. He has relevant experience in the platinum industry for the past 12 years and precious metals exploration and mine operations over the past 25 years. Mr. Jones has reviewed the mine plans and the development schedules of the Company and has determined the estimates contained therein are sufficient for this disclosure. He has visited the property on numerous occasions.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group is also currently drilling with 11 machines at the Waterberg Project in partnership with JOGMEC, a Japanese state company and a private empowerment company.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

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On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans for full scale development, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the information discussed in this press release may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

June 14, 2013

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